Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER INTERCEPTS 8 METRES OF 1.6 G/T GOLD AND 224 G/T SILVER AT CARMEN GOLD-SILVER DEPOSIT, MONTERDE

March 3, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce results from a further ten holes from its reverse circulation drilling program at the Carmen deposit at its Monterde Project in Mexico. The ten holes were drilled along the northern end of the main Carmen structure and along the main splay, within the limits of the existing resource of the Carmen deposit. No visible sulphides were noted in any of the drill holes. The holes were designed to intersect the Carmen structure and its main splay vertically between previously reported drill hole intercepts and surface trenches; these holes achieved their objective in each case.

“We are pleased with the recent gold-silver assay results from our drilling in the upper portions of the Carmen structure and its main splay,” said Gordon Cummings, President and CEO of Kimber Resources. “These ten drill holes were completed as part of our work program to upgrade and expand mineral resources in the upper portions of the Carmen deposit. Each of the holes was successful with good widths and good grades,” he said.

Highlights of assay results from the ten reverse circulation holes drilled at the Carmen deposit are tabulated below, while complete results are attached:

Drill hole	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)
MTR-454	2	36	34	0.54	118.4
including	24	32	8	1.61	224.3
MTR-455	46	56	10	0.68	266.8
including	48	54	6	1.08	409.3
and	64	72	8	0.14	82.0
MTR-458	8	24	16	0.23	79.7
and	36	76	40	0.78	99.4
including	40	42	2	2.01	240.0
including	52	64	12	1.47	151.6
MTR-460	20	28	8	0.49	87.9
including	24	26	2	1.67	211.0
and	38	94	56	0.44	89.7
including	54	60	6	1.26	192.3
and	86	90	4	1.36	127.5
*	True widths are expected to range between 65% and 85% of the intervals reported on the table above.

All drill holes are located on the northern half of the Carmen structure and main splay structure and are located on sections 39 to 49. The purpose of the drilling was to upgrade the resources within the outline of the planned open pit. The drill holes intersected the Carmen structure on average 25 metres below surface and were designed to increase confidence in the continuity of mineralization between previous drilling and surface trenching. Four holes were targeted on the Main Splay to better define resources on that portion of the proposed open pit.

The holes intersected a mixture of felsic, crystal-lithic tuffs and tuff breccia. Mineralization is associated with strong, pervasive silicification with minor phyllic alteration. Silicified zones average 6 metres in width but silver mineralization often extends for tens of metres outside of the strongly silicified zones, particularly into the hanging wall.

Trench results

Trench	Section	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Structure
Trench TS47C	47	0	19.0	19.0	0.55	87.2	Carmen + Splay
including		5.3	6.3	1.0	3.35	140.0	Carmen
and		17.9	19.0	1.1	2.39	119.0	Splay

The trench TS47C results are encouraging as they extend the surface mineralization 25 metres to the north of trenching for Carmen reported in November 2010.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated March 3, 2011

Drill hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)
MTR-450	39	10	30	20	0.53	87.1
including		14	16	2	1.66	87.9
and		20	22	2	1.50	166.0
MTR-451	41	8	40	32	0.45	102.3
including		14	16	2	4.02	367.0
and		22	24	2	0.04	288.0
MTR-452	43	2	12	10	0.82	100.9
including		8	10	2	2.66	115.0
MTR-453	45	8	30	22	0.17	74.3
MTR-454	47	2	36	34	0.54	118.4
including		24	32	8	1.61	224.3
MTR-455	49	46	56	10	0.68	266.8
including		48	54	6	1.08	409.3
and		64	72	8	0.14	82.0
MTR-456	43	10	28	18	0.58	64.0
including		20	22	2	1.67	150.0
MTR-457	44	6	44	38	0.36	80.9
including		36	42	6	0.97	170.0
MTR-458	45	8	24	16	0.23	79.7
and		36	76	40	0.78	99.4
including		40	42	2	2.01	240.0
including		52	64	12	1.47	151.6
MTR-460	46	20	28	8	0.49	87.9
including		24	26	2	1.67	211.0
and		38	94	56	0.44	89.7
including		54	60	6	1.26	192.3
and		86	90	4	1.36	127.5